AM
2/4/2003

03002099

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

TC 1/29

OMB APPROVAL	
OMB Number:	3235-0123
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SEC FILE NUMBER
8- 129

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/01/01 (MM/DD/YY) AND ENDING 11/29/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

SEC MAIL PROCESSING SECTION RECEIVED JAN 2 8 2003 WASH. D.C. 165

NAME OF BROKER-DEALER:

Goldman, Sachs & Co.

OFFICIAL USE ONLY
13-5108880
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

85 Broad Street
(No. and Street)

New York	New York	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Chartres (212) 855-9652
(Area Code -Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - if individual, state last, first, middle name)

1177 Avenue of the Americas	New York	New York	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 0 6 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See secti

Persons who to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

SEC 1410 (7-00)

OATH OR AFFIRMATION

January 28, 2003

State of New York
ss:
County of New York

We, the undersigned, Managing Directors of Goldman, Sachs & Co., affirm that, to the best of our knowledge and belief, the accompanying consolidated financial statements and supplemental schedules pertaining to the firm of Goldman, Sachs & Co. as of November 29, 2002, are true and correct. We further affirm that neither the partnership nor any Executive Officer (defined for purposes of this oath as members of the Board of Directors, members of the Management Committee, executive officers, and Chief Accounting Officer) has any proprietary interest in any account classified solely as that of a customer except as follows:

> Payables to customers and counterparties includes $29,422,103 payable to Executive Officers. Additionally, the account balances of certain affiliates are included in receivables from customers and counterparties or payables to customers and counterparties for purposes of financial presentation.

In addition, pursuant to New York Stock Exchange Rule 418, we affirm that the attached consolidated financial statements and supplemental schedules as of November 29, 2002, have been or will be made available to Executive Officers of the firm.

David A. Viniar
Managing Director

Sarah Smith
Managing Director

Subscribed and sworn before me;
This 28th day of January, 2003

SARAH WALRAND
NOTARY PUBLIC, STATE OF NEW YORK
NO. 01WA6023955
QUALIFIED IN BRONX COUNTY
COMMISSION EXPIRES MAY 3, 2003

LETTER OF ATTESTATION

January 28, 2003

I, the undersigned, hereby certify that, to the best of my knowledge and belief, the accompanying Financial Report for the month/quarter/year (circle as appropriate) ending November 29, 2002, submitted pursuant to the requirements of the Chicago Board of Trade, presents fairly and accurately in all material respects the financial condition of:

Goldman, Sachs & Co. (Name of Firm)

I further certify that a copy of the accompanying Financial Report has been made available to: (a) each member of the Chicago Board of Trade whose membership is registered for the firm; (b) each individual designated by the firm in accordance with CBOT Regulation 230.03(a); and (c) each general partner in the case of the partnership.

(Signature)

David A. Viniar, Managing Director (Type Name and Title)

NOTE: This Letter of Attestation must be signed by the Chief Financial Officer, or the person who has these responsibilities. If a partnership, the signatory must also be a general partner.

The firm submitting this Form and its attachments and the person whose signature appears above represent that, to the best of their knowledge, all information contained therein is true, correct and complete. It is understood that all required items, statements and schedules are integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted. It is further understood that any intentional misstatements or omissions of facts constitute a felony under the Commodity Exchange Act (Sec 7 U.S.C. § 13) as well as a violation of Exchange Rules and Regulations.

GOLDMAN, SACHS & CO. and SUBSIDIARIES

Consolidated Statement
of
Financial Condition
As of November 29, 2002

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Accountants

To the Partners of
Goldman, Sachs & Co.:

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of Goldman, Sachs & Co. and Subsidiaries (the "Firm") at November 29, 2002 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Firm's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether this financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

January 27, 2003

GOLDMAN, SACHS & CO. and SUBSIDIARIES

CONSOLIDATED STATEMENT of FINANCIAL CONDITION

November 29, 2002
(in thousands)

Assets

Cash and cash equivalents	$ 2,816,419
Cash and securities segregated in compliance with U.S. federal and other regulations	16,568,223
Receivables from brokers, dealers and clearing organizations	3,964,833
Receivables from customers and counterparties	10,265,518
Securities borrowed	105,727,985
Securities purchased under agreements to resell	32,394,689
Financial instruments owned, at fair value	32,047,940
Financial instruments owned and pledged as collateral, at fair value	8,480,307
Total financial instruments owned, at fair value	40,528,247
Other assets	1,716,894
	$ 213,982,808

Liabilities and Partners' Capital

Short-term borrowings	$ 34,352,002
Payables to brokers, dealers and clearing organizations	3,122,873
Payables to customers and counterparties	51,008,246
Securities loaned	48,018,517
Securities sold under agreements to repurchase	48,863,919
Financial instruments sold, but not yet purchased, at fair value	15,173,432
Other liabilities and accrued expenses	2,483,230
Long-term borrowings	386,380
	203,408,599
Commitments and contingencies	
Subordinated borrowings	6,522,936
Partners' capital	
Partners' capital	4,029,610
Accumulated other comprehensive income	21,663
	4,051,273
	$ 213,982,808

The accompanying notes are an integral part of
this consolidated financial statement.

Note 1. Description of Business

Goldman, Sachs & Co. (GS&Co), a limited partnership registered as a U.S. broker-dealer and futures commission merchant, together with its consolidated subsidiaries (collectively, the firm), is a subsidiary of The Goldman Sachs Group, Inc. (Group Inc.), a Delaware corporation. The firm is a leading global investment banking, securities and investment management firm that provides a wide range of services worldwide to a substantial and diversified client base that includes corporations, financial institutions, governments and high-net-worth individuals.

The firm's activities are divided into three segments:

- **Investment Banking.** This segment comprises Financial Advisory and Underwriting;
- **Trading.** This segment comprises Fixed Income, Currencies and Equities; and
- **Asset Management and Securities Services.** This segment comprises Asset Management, Securities Services and Commissions.

Note 2. Significant Accounting Policies

Basis of Presentation

The consolidated statement of financial condition includes the accounts of GS&Co and all other entities in which the firm has a controlling financial interest. The usual condition for a controlling financial interest in an entity is ownership of a majority of the voting interest. Accordingly, the firm consolidates entities in which it has all, or a majority of, the voting interest. When the firm does not have a controlling financial interest in an entity but exerts significant influence over the entity's operating and financial policies (generally defined as owning a voting or economic interest of 20% to 50%), the firm accounts for its investment under the equity method of accounting in accordance with Accounting Principal Board (APB) Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock." If the firm does not have a controlling financial interest in, or exert significant influence over the entity, the firm accounts for its investment at fair value. All material transactions and balances with and between subsidiaries have been eliminated.

This consolidated financial statement has been prepared in accordance with generally accepted accounting principles that require management to make estimates and assumptions regarding trading inventory valuations, the outcome of pending litigation and other matters that affect the consolidated statement of financial condition and related disclosures. These estimates and assumptions are based on judgment and available information, and consequently, actual results could be materially different from these estimates.

Unless otherwise stated herein, all references to 2002 refer to the firm's fiscal year ended or the date, as the context requires, November 29, 2002.

Repurchase Agreements and Collateralized Financing Arrangements. Securities purchased under agreements to resell and securities sold under agreements to repurchase, principally U.S. government, federal agency and investment-grade non-U.S. sovereign obligations, represent short-term collateralized financing transactions and are carried in the consolidated statement of financial condition at their contractual amounts plus accrued interest. These amounts are presented on a net-by-counterparty basis when the requirements of Financial Accounting Standards Board (FASB) Interpretation No. 41 are satisfied. The firm takes possession of securities purchased under agreements to resell, monitors the market value of these securities on a daily basis and obtains additional collateral as appropriate.

Securities borrowed and loaned are recorded based on the amount of cash collateral advanced or received. These transactions are generally collateralized by either cash, securities or letters of credit. The firm takes possession of securities borrowed, monitors the market value of securities loaned and obtains additional collateral as appropriate.

Financial Instruments. The consolidated statement of financial condition generally reflects purchases and sales of financial instruments on a trade-date basis.

"Financial instruments owned" and "Financial instruments sold, but not yet purchased" in the consolidated statement of financial condition are carried at fair value or amounts that approximate fair value. The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

Quoted market prices in active markets are the best evidence of fair value and the firm uses them when available. If quoted prices in active markets are not available, management's estimate of fair value is based on, if available, quoted prices or recent transactions in less active markets, and/or prices of similar instruments.

If prices are not readily available either through quoted market prices in active markets or alternative pricing sources or if liquidating a position is reasonably expected to affect market prices, fair value is based on valuation models or management's estimate, using the best information available, of amounts that could be realized under current market conditions, assuming an orderly liquidation over a reasonable period of time. The firm's valuation models consider, among other inputs, contractual and market prices, correlations, time value, credit, yield curves, volatility factors and/or prepayment rates of the underlying positions.

The inputs used in the firm's valuation models are based on quoted market prices in active markets, if available or, if not, from quoted market prices or recent transactions in less active markets, and prices of similar instruments. Where such data is not readily available, inputs are derived from other market data taking into account observable market movements that could reasonably be expected to affect the derived input. Different valuation models and assumptions could produce materially different estimates of fair value.

In general, transfers of financial assets are accounted for as sales under Statement of Financial Accounting Standards (SFAS) No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities – a replacement of FASB Statement No. 125," when the firm has relinquished control over the transferred assets. Transfers that are not accounted for as sales are accounted for as repurchase agreements and collateralized financing arrangements.

Cash and Cash Equivalents

The firm defines cash equivalents as highly liquid overnight deposits held in the ordinary course of business.

Property, Leasehold Improvements and Equipment

Property, leasehold improvements and equipment, net of accumulated depreciation and amortization, are included in "Other assets" in the consolidated statement of financial condition. Effective December 1, 2001, the firm changed to the straight-line method of depreciation for certain property, leasehold improvements and equipment placed in service after November 2001.

The firm's depreciation and amortization is generally computed using the methods set forth below:

	Property and Equipment	Leasehold Improvements		Certain Internal Use Software Costs
		Term of lease greater than useful life	Term of lease less than useful life	
Placed in service prior to December 1, 2001	Accelerated cost recovery	Accelerated cost recovery	Straight-line over the term of the lease	Straight-line over useful life of the asset
Placed in service on or after December 1, 2001	Straight-line over useful life of the asset	Straight-line over useful life of the asset	Straight-line over the term of the lease	Straight-line over useful life of the asset

Goodwill

The cost in excess of the fair value of net assets acquired is recorded as goodwill, and through November 2001, was amortized over a period of 15 years on a straight-line basis. On December 1, 2001, the firm adopted SFAS No. 142, "Goodwill and Other Intangible Assets" and, consequently, goodwill is no longer amortized but, instead, tested at least annually for impairment.

Transactions with Related Parties

The firm enters into transactions with Group Inc. and affiliates in the normal course of business as part of its trading, financing and general operations. Amounts outstanding to/from such affiliates are reflected in the consolidated statement of financial condition as set forth below (in millions):

Assets	
Receivables from brokers, dealers and clearing organizations	$ 1,802
Receivables from customers and counterparties	382
Securities borrowed	9,400
Securities purchased under agreements to resell	6,179
Financial instruments owned, at fair value (derivatives)	950
Other assets	205
Liabilities	
Short-term borrowings	$33,712
Payables to brokers, dealers and clearing organizations	1,938
Payables to customers and counterparties	5,680
Securities loaned	45,496
Securities sold under agreements to repurchase	18,459
Financial instruments sold, but not yet purchased (derivatives)	1,335
Other liabilities and accrued expenses	231
Subordinated borrowings	6,523

Income Taxes

Deferred tax assets and liabilities are recognized for temporary differences between the financial reporting and tax bases of the firm's assets and liabilities. Valuation allowances are established to reduce any resulting deferred tax assets to the amount that more likely than not will be realized. As a partnership, the firm is primarily subject to unincorporated business taxes on income earned, or losses incurred, by conducting

business in New York City and taxes in foreign jurisdictions on certain of its operations. No additional income tax provision is required on the earnings of the firm as it is a partnership, and therefore the remaining tax effects of its activities accrue directly to its partners. The firm's tax assets and liabilities are presented as a component of "Other assets" and "Other liabilities and accrued expenses," respectively, in the consolidated statement of financial condition.

Foreign Currency Translation

Assets and liabilities denominated in non-U.S. currencies are translated at rates of exchange prevailing on the date of the consolidated statement of financial condition. Gains or losses on translation of the financial statements of a non-U.S. operation, when the functional currency is other than the U.S. dollar, are reflected as a separate component of "Partners' capital" in "Accumulated other comprehensive income."

Note 3. Financial Instruments

Financial instruments, including both cash instruments and derivatives, are used to manage market risk, facilitate customer transactions, engage in proprietary transactions and meet financing objectives. These instruments can be either executed on an exchange or negotiated in the OTC market.

Transactions involving financial instruments sold, but not yet purchased, generally entail an obligation to purchase a financial instrument at a future date. The firm may incur a loss if the market value of the financial instrument subsequently increases prior to the purchase of the instrument.

Fair Value of Financial Instruments

The following table sets forth the firm's financial instruments owned, including those pledged as collateral, at fair value, and financial instruments sold, but not yet purchased, at fair value (in millions):

	As of November 2002	
	Assets	Liabilities
Commercial paper, certificates of deposit and time deposits	$ 367	$ -
U.S. government, federal agency and sovereign obligations	19,088	5,702
Corporate debt	9,664	3,279
Equities and convertible debentures	7,216	2,348
State, municipal and provincial obligations	536	-
Derivative contracts	3,657	3,844
Total	$ 40,528	$ 15,173

Credit Concentrations

Credit concentrations may arise from trading, underwriting and securities borrowing activities and may be impacted by changes in economic, industry or political factors. As of November 2002, U.S. government and federal agency obligations represented approximately 10.5% of the firm's total assets. In addition, most of the firm's securities purchased under agreements to resell are collateralized by U.S. government, federal agency and other sovereign obligations.

Derivative Activities

Derivative contracts are financial instruments, such as futures, forwards, swaps or option contracts that derive their value from underlying assets, indices, reference rates or a combination of these factors. Derivatives may involve future commitments to purchase or sell financial instruments, or to exchange currency or interest payment streams. The amounts exchanged are based on the specific terms of the contract with reference to specified rates, securities or indices.

Derivative contracts exclude certain cash instruments, such as mortgage-backed securities, interest-only and principal-only obligations, and indexed debt instruments that derive their values or contractually required cash flows from the price of some other security or index.

Most of the firm's derivative transactions are entered into for trading purposes. The firm uses derivatives in its trading activities to facilitate customer transactions, to take proprietary positions and as a means of risk management. Risk exposures are managed through diversification, by controlling position sizes and by establishing hedges in related securities or derivatives. For example, the firm may hedge a portfolio of common stock by taking an offsetting position in a related equity-index futures contract. Gains and losses on derivatives used for trading purposes are generally included in "Financial instruments owned" and "Financial instruments sold, but not yet purchased" in the consolidated statement of financial condition.

Derivative contracts are reported on a net-by-counterparty basis in the firm's consolidated statement of financial condition when management believes a legal right of setoff exists under an enforceable netting agreement. The fair value of derivative financial instruments, computed in accordance with the firm's netting policy, is set forth below (in millions):

	As of November 2002	
	Assets	Liabilities
Forward settlement contracts	$ 1,714	$ 1,805
Swap agreements	289	342
Option contracts	1,654	1,697
Total	$ 3,657	$ 3,844

Securitization Activities

The firm securitizes commercial and residential mortgages and home equity loans, government and corporate bonds and other types of financial assets. The firm acts as underwriter of the beneficial interests that are sold to investors. The firm derecognizes financial assets transferred in securitizations provided it has relinquished control over such assets. Transferred assets are accounted for at fair value prior to securitization.

The firm may retain interests in securitized financial assets, which it generally attempts to sell as quickly as possible, subject to prevailing market conditions. Retained interests are accounted for at fair value and are included in "Total financial instruments owned, at fair value" in the consolidated statement of financial condition.

During 2002, the firm securitized $138.3 billion of financial assets, including $89.3 billion of agency mortgage-backed securities. Cash flows received on retained interests and other securitization cash flows were approximately $502 million for the year ended November 2002. As of November 2002, the firm held $2.9 billion

of retained interests, including $737 million of retained interests for which the fair value is based on quoted market prices in active markets.

The following table sets forth the weighted average key economic assumptions used in measuring the fair value of retained interests for which fair value is based on alternative pricing sources with reasonable, little or no price transparency and the sensitivity of those fair values to immediate adverse changes of 10% and 20% in those assumptions:

	As of November 2002
	Retained Interests:
	Mortgage and Other Asset-Backed (2)
	(in millions)
Fair value of retained interests	$2,145
Weighted average life (years)	4.1
Annual prepayment rate	25.4%
Impact of 10% adverse change	$ (7)
Impact of 20% adverse change	$ (11)
Annual credit losses (1)	1.6%
Impact of 10% adverse change	$ (7)
Impact of 20% adverse change	$ (13)
Annual discount rate	6.7%
Impact of 10% adverse change	$ (38)
Impact of 20% adverse change	$ (74)

(1) The impact of adverse changes takes into account credit mitigants incorporated in the retained interests, including overcollateralization and subordination provisions.

(2) Includes retained interests in government and corporate bonds and other types of financial assets that are not subject to prepayment risk.

The preceding table does not give effect to the offsetting benefit of other financial instruments that are held to hedge risks inherent in these retained interests. Changes in fair value based on a 10% adverse variation in assumptions generally cannot be extrapolated because the relationship of the change in assumptions to the change in fair value is not usually linear. In addition, the impact of a change in a particular assumption is calculated independently of changes in any other assumption. In practice, simultaneous changes in assumptions might magnify or counteract the sensitivities disclosed above.

Secured Borrowing and Lending Activities

The firm obtains secured, short-term financing principally through the use of repurchase agreements and securities lending agreements to obtain securities for settlement, to finance inventory positions and to meet customers' needs. In these transactions, the firm either provides or receives collateral, including U.S. government, federal agency, mortgage-backed, investment-grade foreign sovereign obligations and equity securities.

The firm receives collateral in connection with resale agreements, securities lending transactions, derivative transactions, customer margin loans and other secured lending activities. In many cases, the firm is permitted to sell or repledge securities held as collateral. These securities may be used to secure repurchase agreements, enter into securities lending or derivative transactions or cover short positions. As of November 2002, the fair value of securities received as collateral by the firm that it was permitted to sell or repledge was $231 billion, of which $218 billion was sold or repledged.

The firm also pledges its own assets to collateralize repurchase agreements and other secured financings. As of November 2002, the carrying value of securities included in "Financial instruments owned, at fair value" that had been loaned or pledged to counterparties that did not have the right to sell or repledge was $18 billion.

Note 4. Short-Term Borrowings

The firm obtains short-term borrowings, on a secured basis, primarily from Group Inc. and through bank loans on an unsecured basis. The carrying value of these short-term obligations approximates fair value due to their short-term nature.

Note 5. Long-Term and Subordinated Borrowings

Long-term borrowings include non-U.S. dollar obligations issued at floating rates of interest. Long-term borrowings, by fiscal maturity date, as of November 2002 are set forth below (in millions):

Maturity Dates	
2004	$ 9
2005	9
2006	10
2007	10
2008 – thereafter	348
Total	$386

Subordinated borrowings bear interest at floating rates and include $6.5 billion payable on September 30, 2005, to Group Inc. The carrying value of these borrowings approximates fair value.

Note 6. Commitments and Contingencies

Litigation

The firm is involved in a number of judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of its businesses. Management believes, based on currently available information, that the results of such proceedings, in the aggregate, will not have a material adverse effect in the firm's financial condition, but might be material to the firm's operating results for any particular period, depending, in part, upon the operating results for such period.

On December 20, 2002, as part of a proposed global settlement involving the leading securities firms operating in the United States, agreements in principle were announced among the firm and various regulatory authorities to resolve their investigations of GS&Co. relating to investment research analysts' conflicts of interest. Pursuant to the agreements in principle, the firm has agreed, among other things, to (i) pay $50 million in retrospective relief, (ii) contribute $50 million over five years to provide independent third-party research to clients, (iii) contribute $10 million for investor education, and (iv) adopt internal structural and other safeguards to further ensure the integrity of GS&Co. investment research. In connection with the agreements, the firm also expects to be joining the other leading securities firms who are part of the proposed global settlement in an initiative that will prohibit the allocation of shares in initial public offerings to executives and directors of public

companies. Current or future civil lawsuits implicating investment research analysts' conflicts of interest were not settled as part of the agreements in principle. The firm's total potential liability in respect of such civil cases cannot be reasonably estimated but could be material to results of operations in a given period.

Leases

The firm has obligations under long-term noncancelable lease agreements, principally for office space, expiring on various dates through fiscal 2011. Certain agreements are subject to periodic escalation provisions for increases in real estate taxes and other charges. Minimum rental commitments, net of minimum sublease rentals, under noncancelable leases for 2003 and the succeeding four years and thereafter are set forth below (in millions):

Minimum Rental Commitments	
2003	$ 94
2004	89
2005	76
2006	95
2007	47
2008 – Thereafter	43
Total	$444

Other Commitments

The firm had commitments to enter into forward secured financing transactions, including certain repurchase and resale agreements and secured borrowing and lending arrangements of $12.2 billion as of November 2002.

In connection with its lending activities, the firm had outstanding commitments of $1.9 billion as of November 2002. These commitments are agreements to lend to counterparties, have fixed termination dates and are contingent on all conditions to borrowing set forth in the contract having been met. Since these commitments may expire unused, the total commitment amount does not necessarily reflect the actual future cash flow requirements.

The firm provides letters of credit issued by various banks to counterparties in lieu of securities or cash to satisfy various collateral and margin deposit requirements. Letters of credit outstanding were $7.9 billion as of November 2002.

The firm had outstanding commitments and guarantees of $29 million relating primarily to client and fund management activities as of November 2002.

Note 7. Employee Benefit Plans

The firm's employees participate in various Group Inc.-sponsored pension plans and certain other postretirement benefit plans, primarily healthcare and life insurance, which cover most employees worldwide. Certain benefits are also provided to former or inactive employees prior to retirement. A summary of these plans is set forth below:

Defined Benefit Pension Plans and Postretirement Plans

Group Inc. maintains a defined benefit pension plan for substantially all U.S. employees of the firm. Employees of certain non-U.S. subsidiaries participate in various local defined benefit plans. These plans generally

provide benefits based on years of credited service and a percentage of the employee's eligible compensation. In addition, the firm has unfunded postretirement benefit plans that provide medical and life insurance for eligible retirees, employees and dependents in the United States. Group Inc. does not project the plans' benefit obligations and fair value of assets independently of other participating subsidiaries.

Defined Contribution Plans

The firm contributes to Group Inc.-sponsored U.S. and non-U.S. defined contribution plans. The firm's contribution to these plans was $68.2 million for 2002.

Group Inc. has also established a nonqualified, defined contribution plan (the Plan) for certain senior employees of the firm. Shares of common stock of Group Inc. contributed to the Plan and outstanding as of November 2002 will vest and generally be distributable to the participant on specified future dates if the participant satisfies certain conditions and the participant's employment with the firm has not been terminated, with certain exceptions for terminations of employment due to death or a change in control. Dividends on the underlying shares of common stock are paid currently to the participants. Forfeited shares remain in the Plan and are reallocated to other participants.

Note 8. Employee Incentive Plans

Stock Incentive Plan

Group Inc. sponsors a stock incentive plan that provides for grants of incentive stock options, nonqualified stock options, stock appreciation rights, dividend equivalent rights, restricted stock, restricted stock units and other stock-based awards to employees of the firm.

Restricted Stock Units

Group Inc. issued restricted stock units to employees of the firm under the stock incentive plan primarily in connection with its initial public offering and as part of year-end compensation. In all cases, delivery of the underlying shares of common stock is conditioned on the grantee's satisfying certain other requirements outlined in the award agreements.

Stock Options

Stock options granted by Group Inc. to employees of the firm in connection with Group Inc.'s initial public offering are exercisable in equal installments on or about the third, fourth and fifth anniversary of the grant date, and nearly all of the options exercisable as of November 2002 are comprised of the first such installment. Stock options granted to employees subsequent to Group Inc.'s initial public offering will generally become exercisable on or about the third anniversary of the date of grant. Exercisability of all employee stock options is contingent on the grantee satisfying certain conditions and on the grantee continuing to be employed, with certain exceptions for terminations of employment due to death, retirement, extended absence, certain reductions in workforce or a change in control. Once service requirements have been met, these options will generally remain exercisable, subject to satisfaction of certain conditions, until the tenth anniversary of the date of grant.

Note 9. Net Capital Requirements

GS&Co is a registered U.S. broker-dealer and futures commission merchant subject to Rule 15c3-1 of the Securities and Exchange Commission and Rule 1.17 of the Commodity Futures Trading Commission, which specify uniform minimum net capital requirements, as defined, for their registrants. GS&Co has elected to compute net capital in accordance with the "Alternate Net Capital Requirement," as permitted by Rule 15c3-1.

As of November 2002, GS&Co had regulatory net capital, as defined, of $4.7 billion, which exceeded the amount required by $4.1 billion.

Certain other subsidiaries of GS&Co are also subject to capital adequacy requirements promulgated by authorities of the countries in which they operate. As of November 2002, these subsidiaries were in compliance with their local capital adequacy requirements.

As of November 2002, GS&Co made a computation related to the reserve requirement for Proprietary Accounts of Introducing Brokers. The reserve requirement and amounts held on deposit in the Reserve Bank were $162 million and $559 million, respectively.